January 26, 2007
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	HFF, Inc.
Registration Statement on Form S-1
Registration No. 333-138579
Ladies and Gentlemen:
          Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 1:00 p.m. on January 30, 2007, or as soon thereafter as practicable.

Very truly yours,

HFF, INC.

/s/ John H. Pelusi, Jr.

John H. Pelusi, Jr.
Chief Executive Officer